Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 21 DATED AUGUST 15, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our Distribution Reinvestment Plan.

Distribution Reinvestment Plan

The following information supersedes and replaces the second paragraph of the section of the Offering Circular captioned “Description of Our Common Stock—Summary of Distribution Reinvestment Plan—Investment of Distributions”:

Shares will be purchased under our distribution reinvestment plan on the date that the Company makes a distribution. Distributions will be paid as authorized by the board of directors and declared by us. You can choose to include all of your investments in our distribution reinvestment plan in their entirety or not at all. You may not choose to include a portion of your investments in our distribution reinvestment plan.  You may elect to participate, or terminate your election to participate, in our distribution reinvestment plan by completing a new enrollment form or other form provided for that purpose.  No selling commissions will be paid with respect to shares purchased pursuant to our distribution reinvestment plan.